Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202

July 30, 2024
VIA EDGAR TRANSMISSION
Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
Twin Oak Short Duration Absolute Return ETF
Twin Oak Active Opportunities ETF (each, a “Fund,” and together, the “Funds”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897

Dear Mr. Be:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on Form N-1A filed May 31, 2024 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.With respect to the name, “Short Duration Absolute Return ETF,” the term “Short Duration” is a commonly used term for fixed income products. Please revise the Fund’s name in order to avoid investor confusion.
Response:     The Trust acknowledges that the concept of duration is commonly associated with fixed income portfolios but notes that duration is also applied to the pricing of options. “Short Duration” in the Fund’s name reflects the interest rate sensitivity of the Fund’s portfolio and the short duration of the Fund’s options investments. Options are commonly priced using Black-Scholes Formulas, a Nobel Prize winning financial theory; two direct inputs into Black-Sholes are time to expiry and interest rates. Black-Scholes further provides

“option Greeks”, which are measures of an option’s price sensitivity to various factors; two key factors that the Adviser focuses on are theta, the option’s sensitivity to time, and rho, the option’s sensitivity to interest rates. Accordingly, the Adviser believes that “Short Duration” accurately describes the Fund’s holdings and strategy in that derivative instruments, like fixed income securities, have exposure to interest rates and time. As noted in the prospectus, the Fund will maintain a duration between zero and one year. Accordingly, the Trust respectfully declines to change the Fund’s name.
Comment 2.Please provide a completed fee table and expense examples prior to the effective date. Additionally, with respect to footnote 2, please confirm the material terms of the fee waiver agreement.
Response:     Please see Appendix A attached hereto. The Trust confirms that the Twin Oak Short Duration Absolute Return ETF will have a fee waiver in place for an initial term of two years and the Twin Oak Active Opportunities ETF will not have a fee waiver. Footnote 2 has been updated to reflect the material terms of the fee waiver agreement for the Short Duration Absolute Return ETF.
Summary Section - Twin Oak Short Duration Absolute Return ETF
Comment 3.Under “Principal Investment Strategies,” please describe the Fund’s options strategy in greater detail:
a)Address the types of underlying markets or assets to which the options will have exposure (i.e., are they based on fixed income, currency, commodity, equity, etc.);
b)Discuss the risks associated with those underlying asset classes;
c)Discuss the extent of leverage to which the Fund will be exposed through these options (i.e., will the options’ notional value exceed the NAV of the Fund);
d)Discuss the options’ maximum/minimum expiry date; and
e)To the extent the Fund will be investing in short-term options, statements about “maximum loss” need to relate to the maximum loss for each option during each expiry period.
Response:      a)     The Trust notes that the Fund’s principal investment strategy currently indicates that “Options held by the Fund will include options on stocks, ETFs or indices.” The Trust has revised this disclosure to provide additional detail as follows:

“Options held by the Fund will include options on domestic equity securities of any market capitalization, options on ETFs that primarily invest in domestic equity securities of any market capitalization, individual equity securities of any market capitalization, and options on equity indices of any market capitalization.”
     b)     The Trust responds supplementally that risk factors related to the following asset classes are already included in the prospectus as follows: “Equity Risk,” “Large Capitalization Risk,” “Medium and Small Capitalization Risk,” and “Other Investment Companies Risk.” In addition, the “Derivatives Risk” provides that the change in the value of instruments held by the Fund “may not correlate with the underlying instrument or reference assets.”
     c)     The Trust responds that the Fund will not use leverage and that the options’ notional value will not exceed the NAV of the Fund. The Adviser employs a defined risk strategy for the Fund in that either put and call options are paired or the Fund will use a vertical debit spread strategy. In either case, no net leverage is involved.
     d)     The Trust responds that the options’ minimum expiry date is 0 days and the maximum expiry date is one year.
     e)     The Trust responds that, as disclosed, the Fund’s vertical debit spread options, call options and put options each have a maximum loss equal to the initial net debit or premium paid. The Trust has added clarifying language that the maximum loss applies to each expiry period.
Comment 4.Under “Principal Investment Strategies,” please clearly describe the outer limits and the details of the strategy so that investors can assess what losses and gains are possible.
Response:    The Trust responds by adding clarifying language regarding the maximum gain achievable for call options and put options as follows:
“For the long call and long put strategy, the maximum gain on a long call position is, in theory, infinite and the maximum gain on a long put option is 100% of the Fund’s portfolio.”

The Trust notes that, with respect to vertical debit spreads, the following disclosure appears in the “Principal Investment Strategies” of the prospectus: “The Fund’s maximum profit is the difference between the strike prices minus the initial debit. In contrast, the maximum loss is confined to the initial net debit paid.” The Trust further notes that the prospectus currently indicates that the maximum loss is limited to the amount of premium it paid for call and put options.
Comment 5.Under “Principal Investment Strategies,” please clarify the term “defined risk option” as discussed in the third sentence of the first paragraph.
Response:     The Trust responds that defined risk options are options for which the maximum loss is equal to the premium paid for the investment. The Trust responds by revising the third sentence under “Principal Investment Strategies” as follows and adding the following additional sentences for clarity:
    “The Fund seeks to achieve its objective principally by utilizing defined risk options to generate an absolute return while maintaining a short duration between zero and one year. Defined risk options are options for which the maximum loss is no more than the premium invested to enter the option position. The Fund does not engage in selling unhedged (“naked”) options.”
Comment 6.On page 1 under “Principal Investment Strategies,” the fourth sentence states, “The Fund will invest in long calls, long puts, and debit spread options.” Please discuss the expected allocations between these strategies and explain how they will contribute to the Fund’s investment objectives.
Response:     The Trust responds by adding the following disclosure after the relevant sentence:
“The allocation between various strategies will be based on an assessment by the portfolio managers of the attractiveness of either strategy given current economic and market conditions and the existing holdings of the Fund. In any scenario, long calls will always be paired with long puts and for the vertical debit spreads, long vertical debit call spreads will be paired with long vertical debit put spreads. The primary factors informing the Adviser’s assessment will be price, duration, liquidity, and risk of a position and its impact on the Fund’s overall portfolio. The Adviser believes the Fund’s options trading strategy will contribute to the Fund’s objective of capital appreciation when the value of the underlying asset declines (in the case of put options or vertical debit put spreads) or rises (in the case of call options or vertical debit call spreads). The Adviser expects the option strategies to contribute to low price volatility because a call option and a put option position will always be paired together, for both the long call and long put strategy and the vertical debit spread strategy, and the price movements in the options often move inverse to each other, creating lower Fund-level volatility.”
Comment 7.The “Principal Investment Strategies” state, “The Fund may also hold direct investments in the assets underlying the options as part of the redemption process with authorized participants.” Please clarify whether this means the Fund will have a covered call and put strategy and, if so, the extent to which it will.
Response:     The Trust responds supplementally that the Fund will not invest in covered call and put strategies (e.g., selling a call option or purchasing a put option on a stock already held by the Fund) but that in limited circumstances, to facilitate the creation and redemption process by Authorized Participants, the Fund may temporarily hold an underlying asset post-option exercise.
Comment 8.Under “Principal Investment Strategies,” will the “Call Options” and “Put Options” be covered or naked? Additionally, discuss the analysis and data the Fund will use to select options in which to invest.
Response:     The Trust responds that the Fund employs a defined risk options strategy but will not invest in covered or uncovered (“naked”) option strategies as discussed in response to Comment #5. As noted in response #5, the Trust has added clarifying language regarding unhedged (“naked”) options. The Trust notes that the prospectus disclosure states that the Adviser will consider the return potential of an option relative to its duration and risks. The Trust has revised the existing disclosure as follows:
“In selecting options for the Fund, the Adviser will consider the return potential of an option relative to its purchase price, duration, liquidity and risks. The Adviser analyzes data from widely used options pricing sources, such as, but not limited to, Bloomberg, CBOE, and ICE, to inform buy and sell decisions.
Comment 9.Under “Principal Investment Strategies,” with respect to “Vertical Debit Spread,” please discuss the anticipated use of this strategy, i.e., under what circumstances is the strategy employed. Specifically, the second sentence states the Fund, “buys an option at a higher premium and sells another option at a lower premium on the same reference asset,” discuss the anticipated availability of such pricing scenarios that would create an investment opportunity.

Response:     The Trust responds that the Adviser notes that the vertical debit spread strategy will be consistently available as a strategy to the Fund because a further out of the money option with the same duration should routinely be cheaper than a closer to the money or more in the money option, as the further out of the money option would be more likely to expire out of the money, all other inputs equal, which creates the vertical debit spread opportunity.
The Trust further responds by adding the disclosure below as the new fifth paragraph in the Fund’s investment strategy:
“In determining whether to employ the vertical debit spread strategy, the Fund’s portfolio managers will assess the pricing of the vertical debit spread compared to the pricing of long calls and long puts. When the vertical debit spread’s price, which is influenced by its duration and strike prices, is more attractive than those of available call and put options, the Adviser will utilize the vertical debit spread strategy, after taking into account other risks at the time.”
Comment 10.Under “Principal Investment Strategies,” with respect to “Vertical Debit Spread,” please explain in greater detail how this strategy will work, including how it will achieve the Fund’s dual objectives. Additionally, consider adding an illustration to clarify the scenarios in which the strategy will produce profits or losses.
Response:     The Trust notes that it has added additional disclosure about the vertical debit spread strategy, as discussed in response to Comment #6 and Comment #9.
The Adviser believes its vertical debit spread strategy will produce capital appreciation to the extent it is able to purchase the investment for less than its expected payout. Additionally, as indicated in Comment #6, the strategy is expected to generate low price volatility due to calls and puts being matched together and having inverse pricing movements.
Comment 11.Under “Principal Investment Strategies,” with respect to “Vertical Debit Spread,” the last two sentences of the first paragraph in that sub-section state “The Fund’s maximum profit is the difference between the strike prices minus the initial debit. In contrast, the maximum loss is confined to the initial net debit paid.” It appears the maximum loss here would apply for any given option spread held by the Fund. Discuss how large the notional value will be as a percent of the Fund’s NAV.

Response:     The Trust responds by confirming that the prospectus includes disclosure that states for the call options, put options, and vertical debit spreads, that the loss is limited to the amount of premium paid or initial net debit paid, as applicable. The Trust supplementally confirms that the net notional value of options held by the Fund will be a maximum of 100% of the Fund’s portfolio and will never exceed the Fund’s NAV.
Comment 12.With regard to the Fund’s investment objective, it is not clear how the Fund’s options trading strategy will achieve its two objectives of 1) capital appreciation and 2) low price volatility. Please clarify the strategy section to explain how the Fund will utilize its strategy to achieve each of these objectives. Note: With respect to 1) capital appreciation, it is not clear how an options trading strategy will produce capital appreciation as opposed to income, and, with respect to 2) low price volatility, to the extent the “Vertical Debit Spread” is the strategy used for low price volatility, it is not clear how that is achieved.
Response:     The Trust responds by referring the Staff to the new disclosure provided in response to Comment #6.
Comment 13.Under “Options Risk,” please clarify whether the Fund will invest in naked options positions, and, to the extent it will, please supplementally explain how this is consistent with the Fund’s name.
Response:     The Trust responds that the Fund will not invest in naked option positions.
Comment 14.Under “New Adviser Risk,” with a view to potential risk disclosure, please respond supplementally whether the Adviser has experience managing similar strategies in pooled vehicles or otherwise, and discuss the Adviser’s resources, systems, research capabilities, and personnel generally.
Response:     The Trust responds supplementally that the Adviser is a newly-registered investment adviser and that the Adviser has not managed similar strategies to the Funds in other pooled vehicles. However, the Funds’ portfolio managers have extensive derivatives trading experience and investment experience. Zach Wainwright, the Chief Executive Officer of the Adviser and a portfolio manager of the Fund, has focused on public and private investments since 2013, including managing institutional investment portfolios. Prior to 2013, Mr. Wainwright worked as a Cross-Asset Derivatives Structurer at the Royal Bank of Scotland, creating complex derivative solutions. Since the Fund’s initial filing with the SEC, the Adviser has added additional personnel. Greg Stoner, the

Adviser’s Managing Director, will serve as co-portfolio manager of each Fund. Mr. Stoner has previous capital markets and investment industry experience of six years prior to joining Twin Oak, including managing pooled investment vehicles that invested in option strategies. Twin Oak has also added an experienced Vice President of the Adviser who will serve as chair of the Valuation, Liquidity Risk Management and Derivative Risk Management Committees. The Adviser has the necessary systems, policies and procedures in place to be able to provide services to the Funds and also utilizes third-party consultants and vendors for additional support. Accordingly, the Trust believes the existing “New Adviser Risk” disclosure is appropriate.
Comment 15.Under “Portfolio Turnover Risk,” to the extent known, discuss the expected range for turnover.
Response:     The Trust responds that due to the nature of the derivatives expected to be held in the Fund’s portfolio and the way portfolio turnover is calculated, the Fund does not expect to report a portfolio turnover rate. The Trust further responds by revising the strategy and risk disclosure as follows:
“The Fund may engage in active and frequent trading. Frequent trading results in increased transaction costs, which can lower the actual return on your investment.”
“Frequent Trading Risk. The Fund may engage in active and frequent trading. Frequent trading may result in greater trading costs and increase the likelihood of a shareholder receiving distributions of taxable gains in the year.
Additionally, the Trust will revise the last sentence of the Item 3 Portfolio Turnover disclosure as follows:
“Because amounts relating to derivatives and securities whose maturities or expiration dates at the time of acquisition were one year or less are excluded from the portfolio turnover calculation and these are the only types of instruments expected to be held by the Fund, the Fund does not expect to report a portfolio turnover rate." ~~Because the Fund is newly organized, portfolio turnover information is not yet available.~~
Summary Section - Twin Oak Active Opportunities ETF
Comment 16.The Fund’s “Principal Investment Strategies” disclosure is too broad and it is unclear how the Fund intends to invest. Please revise this section to provide a summary of how the Fund intends to achieve its investment objectives. Discuss the type of analysis and data the Fund will use to 1) select individual securities and 2) determine the allocation between types of securities.
Response:     The Trust responds by revising the disclosure in the second paragraph of the Fund’s strategy as follows:
“The Fund uses both a “bottom-up” approach to selecting investments, focusing on the analysis of individual securities as well as a “top-down” approach to manage the overall portfolio characteristics and risks. The bottom-up research approach for equity positions will be driven by the Adviser’s fundamental research on individual securities. For fixed income, the Adviser’s research approach will focus primarily on, but not limited to, the risk return trade off across credit, spreads, duration, and asset class exposures. Bottom-up exposures will then be assessed relative to top-down characteristics of the Fund’s entire portfolio. Additionally, based on the Adviser’s assessment of available market opportunities in equity and fixed income, the Adviser may shift the allocation between equities and fixed income to maximize long-term capital appreciation. The Adviser has discretion to determine how the portfolio’s assets are allocated with the goal of being flexible to a wide variety of market conditions while pursuing the Fund’s investment objective.”
Comment 17.Regarding “Seed Investor Risk,” please supplementally explain what “form of contribution” the seed investor will make and whether it will have a tax effect on the Fund. An improved disclosure may be needed.
Response:     The Trust responds supplementally that Adviser anticipates seeding the Fund through a transfer in accordance with Section 351 of the Internal Revenue Code of 1986, as amended. It is not anticipated that any gain or loss will be recognized upon the transfer of the appreciated securities into the Fund.
Comment 18.Regarding “Tax Risk,” please supplementally advise what this is referring to. An improved disclosure may be needed.
Response:     The Trust responds that the second sentence of the tax risk relates to the fact that appreciated securities are expected to be contributed to the Fund as part of the Section 351 exchange referenced in response to Comment #17, above.
Comment 19.To the extent that an affiliate will be contributing assets to the Fund, please provide an analysis of the transaction’s compliance with Section 17.

Response:     The Trust responds that based on information provided by the Adviser, it is not anticipated that affiliates of the Fund or Adviser will be contributing assets to seed the Fund.
Comment 20.Under “ETF Risks,” please explain the context of “Cash Redemption Risk,” as it appears that the Fund will be investing in market traded securities.
Response:     The Trust acknowledges that the Twin Oak Active Opportunities ETF expects to invest primarily in market-traded securities. The Trust included “Cash Redemption Risk” in the event redemption baskets include cash as part of the redemption process.
Statutory Prospectus
Comment 21.For the risk disclosure in Item 9, use of the defined term, “the Fund” is confusing as the disclosure relates to two different funds. Notwithstanding the existing table, please tailor this disclosure to clarify which risks apply to which Fund(s).
Response:     The Trust will make the requested revisions.
Comment 22.For Item 9 under “High Yield Fixed Income Securities Risk,” please clarify that these instruments are commonly known as “junk bonds.”
Response:     The Trust responds by revising the first sentence of the sub-risk as follows:
“The fixed income securities held by the Fund that are rated below investment grade (also referred to as “junk” bonds) are subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on public perception of the issuer.”
If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.

Appendix A

Twin Oak Short Duration Absolute Return ETF
FEES AND EXPENSES OF THE FUND
The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution (12b-1) and/or Service Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.45%
Less Fee Waiver[2]	-0.20%
Total Annual Fund Operating Expenses After Fee Waiver	0.25%
1 Estimated for the current fiscal year.
2 Twin Oak ETF Company (“Twin Oak” or the “Adviser”), the Fund’s investment adviser, has contractually agreed to reduce the Fund’s management fee from 0.45% to 0.25% of the Fund’s average daily net assets until at least August 14, 2026. This agreement may be terminated sooner by mutual agreement of the Fund’s Board of Trustees and Twin Oak.
EXAMPLE
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The fee waiver/expense reimbursement agreement discussed in the table above is reflected in the Example. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$26	$103

Twin Oak Active Opportunities ETF
FEES AND EXPENSES OF THE FUND
The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.99%
Distribution (12b-1) and/or Service Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.99%
1 Estimated for the current fiscal year.

EXAMPLE
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The fee waiver/expense reimbursement agreement discussed in the table above is reflected in the Example. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$101	$315